AH 4/4/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02022705

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34953

SEC MAIL RECEIVED PROCESSING MAR 01 2002 WASH. D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

J.P. Morgan Securities of Texas, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Travis Street
(No. and Street)

Houston, (City) Texas (State) 77002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terry Knell (713) 216-5805
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name — if individual, state last, first, middle name)

1201 Louisiana, Suite 2900 (Address) Houston, (City) Texas (State) 77002 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED APR 05 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

AH 4/4/2002

OATH OR AFFIRMATION

I, Terry Knell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.P. Morgan Securities of Texas, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Terry L Knell
Signature

Financial Operations Principal & VP
Title

Notary Public

BRENDA ZIMPFER
NOTARY PUBLIC
STATE OF TEXAS
My Comm. Exp. 4-10-2002

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- _ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X ~~(g) Computation of Net Capital~~
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- _ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- _ (m) A copy of the SIPC Supplemental Report.
- _ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PricewaterhouseCoopers LLP
1201 Louisiana, Suite 2900
Houston, TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Accountants

To the Board of Directors and Stockholder of
J.P. Morgan Securities of Texas, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of J.P. Morgan Securities of Texas, Inc. (the Company) at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2002

J.P. Morgan Securities of Texas, Inc.
(An indirect wholly-owned subsidiary of J. P. Morgan Chase & Co.)
Statement of Financial Condition
December 31, 2001

Assets

Cash	$	6,265,367
Restricted cash equivalents		991,000
Securities segregated in compliance with federal regulations		23,372,723
Securities purchased under agreement to resell		66,000,000
Financial instruments owned:		
Marketable, at market value		15,703,762
Not readily marketable, at estimated fair value		1,819,800
Receivables:		
Receivable from broker-dealers		1,699,378
Receivable from affiliates		1,820,386
Commissions receivable		1,641,400
Interest receivable		7,226
Prepaid expenses and other assets		75,199
Total assets	$	119,396,241

Liabilities and Stockholder's Equity

Liabilities:		
Payable to broker-dealers	$	1,152,594
Payable to customers		1,853,295
Payable to affiliates		21,830,822
Franchise tax payable		576,859
Accounts payable		1,220,278
Total liabilities		26,633,848
Stockholder's equity:		
Common stock, par value $1 per share; 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		37,099,000
Retained earnings		55,662,393
Total stockholder's equity		92,762,393
Total liabilities and stockholder's equity	$	119,396,241

The accompanying notes are an integral part of this financial statement.

J.P. Morgan Securities of Texas, Inc.
(An indirect wholly-owned subsidiary of J. P. Morgan Chase & Co.)
Notes to Statement of Financial Condition
December 31, 2001

1. **Organization and Significant Accounting Policies**

The Company
J.P. Morgan Securities of Texas, Inc. (the Company), previously Chase Securities of Texas, Inc., is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a wholly-owned subsidiary of Texas Commerce Operating Services, Inc. (TCOS or Parent). On December 31, 2000, J.P. Morgan & Co. Incorporated (heritage J.P. Morgan) merged with and into The Chase Manhattan Corporation (heritage Chase). Upon consummation of the merger, heritage Chase changed its name to J.P. Morgan Chase & Co. (JPMC). TCOS is an indirect wholly-owned subsidiary of JPMC. The Company uses both a fully disclosed clearing arrangement with National Financial Services Corporation (NFS) for certain customer accounts and a self clearing arrangement for other customer accounts. For customers handled under the fully disclosed clearing arrangement, the Company operates as an introducing broker whereby NFS clears transactions for the Company's customers and carries the accounts of such customers on a fully disclosed basis as customers of NFS. The Company, however, remains liable to NFS for uncollectible customer accounts and for fluctuations in market value relating to such transactions. For customers handled under the self clearing arrangement, the Company executes and settles all such transactions.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Purchased Under Agreements to Resell
Securities purchased under agreements to resell (resale agreements) the same or substantially the same securities are accounted for as collateralized financing transactions and are carried at the amounts advanced. It is the Company's policy to take possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Financial Instruments Owned and Open Contractual Commitments
Financial instruments owned in regular way trades are recorded on the trade date and are carried at market value with the resulting unrealized gains or losses reflected in trading profits. Delayed deliveries, as well as when-issued and mortgage-backed to be announced (TBA) securities are recorded on the statement of financial condition on settlement date. Open contractual commitments, principally when-issued, TBA securities and delayed delivery transactions are also marked to market on a trade date basis with the resulting unrealized gains or losses reflected in trading profits.

Amounts receivable and payable for regular way securities transactions that have not reached settlement are recorded net on the statement of financial condition. At December 31, 2001, amounts receivable for securities sold of $151,664 were netted against amounts payable for securities purchased to arrive at a net trade date payable of $341,461. Amounts receivable and payable for regular way transactions not settled on the scheduled settlement date are recorded gross on the statement of financial condition. At December 31, 2001, amounts receivable and payable not settled on the scheduled settlement date were $0 and $352,546, respectively.

Financial instruments not readily marketable are valued at fair value as determined by management.

Income Taxes
The results of the Company are included in the consolidated tax return of JPMC. Federal income taxes are provided for financial reporting purposes in accordance with a tax sharing arrangement with JPMorgan Chase Bank (JPMCB), an indirect wholly-owned subsidiary of JPMC, which provides that federal income tax provisions recorded by JPMCB be allocated to the Company. The Company follows SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequence of events that have been recognized in the Company's financial statements or tax returns. The Company had no material deferred tax assets or liabilities at December 31, 2001.

Accounting Developments
As of January 1, 2001, the Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and used for hedging activities. The adoption of SFAS 133 did not have an impact on the Company's financial condition.

2. **Restricted Cash Equivalents**

Restricted cash equivalents consist of money market mutual funds with a market value of $991,000, which are pledged as collateral to NFS in connection with certain trading activities.

3. **Securities Segregated in Compliance with Federal Regulations**

As of December 31, 2001, U.S. treasury securities with a market value of $23,372,723 have been segregated in a special account for the exclusive benefit of customers in accordance with Rule 15c3-3 of the Securities and Exchange Commission (SEC).

4. **Securities Purchased Under Agreement to Resell**

At December 31, 2001, the Company entered into a resale agreement of $66,000,000, which had an overnight maturity and an interest rate of .52%. The Company took possession of a collateralized mortgage obligation with a market value of $79,702,602 as collateral for this agreement. The Company had not sold or repledged any of this collateral as of December 31, 2001.

The market value of the resale agreement approximates the carrying value.

5. **Financial Instruments Owned**

Marketable financial instruments owned as of December 31, 2001, which are valued at market, were as follows:

U.S. government	$	10,056,937
State and municipal obligations		5,490,575
Other		156,250
	$	15,703,762

U.S. treasury securities with a market value of $9,973,000 are pledged as collateral to Euroclear in connection with Eurobond trading activities.

Financial instruments not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 or (c) that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities or to the Company. At December 31, 2001, these securities, at estimated fair value as determined by management, consist of the following:

Equities	$	91,000
Warrants		1,728,800
	$	1,819,800

6. **Commissions Receivable**

Commissions receivable as of December 31, 2001 consist of the following:

Receivable from clearing broker	$	92,855
Receivable from mutual funds		1,548,545
	$	1,641,400

7. **Related Party Transactions**

The Company has entered into a service agreement with JPMCB and certain affiliates covering various administrative functions performed on behalf of the Company. Under this agreement, JPMCB and certain affiliates provide various administrative services, including equipment rental, data processing, maintenance and other corporate services for the benefit of the Company. Management believes the terms and conditions for services performed under the service agreement are comparable to transactions with nonaffiliated companies.

All securities purchased under agreements to resell during the year were executed with JPMCB as the counterparty.

The Company received referral commissions from certain subsidiaries of JPMC that manage mutual funds. The commission revenue associated with these referrals is included as a component of commissions receivable on the statement of financial condition.

Receivable from affiliates totaling $1,820,386 consists of expenses paid by the Company that are reimbursable from JPMCB and certain other affiliates. Included in payable to affiliates is $21,638,057 for federal income taxes at December 31, 2001.

Cash and interest-bearing deposits in the amount of $6,265,367 were on deposit with JPMCB at December 31, 2001.

The Company entered into an agreement on November 30, 2001 to sell approximately 12,000 brokerage accounts currently serviced by the Company to Chase Investment Services Corp. (CISC), an indirect wholly-owned subsidiary of JPMC. The purchase price for this transaction is contingent upon the number of these brokerage accounts, initially sold for this transaction, still remaining with CISC at May 31, 2002. The scheduled settlement date is June 15, 2002.

8. **Employee Compensation and Benefits**

As of December 31, 2001, the domestic postretirement plans of heritage J.P. Morgan and heritage Chase were merged.

The Company's employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by JPMC. Additionally, the Company's employees received annual incentive compensation based on their performance and JPMC's consolidated operating results.

Pension and Postretirement Benefits
The Company's employees participate in the JPMC noncontributory domestic defined benefit pension plan and may also participate in the domestic defined contribution plans sponsored by JPMC. In addition, through JPMC, the Company provides postretirement medical and life insurance benefits to qualifying employees. These benefits vary with length of service and date of hire and provide for limits on the Company's share of covered medical benefits. The life insurance benefits are noncontributory. There are no separate plans solely for the employees of the Company, and pension expense as well as postretirement healthcare and life insurance benefit expense for the Company is determined by an intercompany charge from JPMC.

Employee Stock-Based Awards
Certain key employees of the Company participated in JPMC's long-term stock-based incentive plans (LTI Plan) that provide for the grants of common stock-based awards, including stock options, restricted stock and restricted stock units. Also, in January 2001, JPMC granted Value Sharing Plan awards under which options to purchase common stock were granted to eligible full-time (375 options) and part-time (188 options) Company employees. JPMC applied Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its employee stock-based compensation plans and charged the Company on a current basis for its share of the related compensation cost. Disclosures required by SFAS No. 123, "Accounting for Stock-Based Compensation", are included in the Annual Report of J.P. Morgan Chase Co.

9. **Derivative Instruments**

The Company enters into various transactions involving derivative instruments including TBA transactions, delayed delivery transactions and other securities transactions on a when-issued basis. These derivative instruments are held for trading purposes, which include meeting the needs of clients and are subject to varying degrees of market and credit risk.

TBA contracts represent commitments to purchase or sell mortgage-backed securities for delivery at an agreed-upon specific future date, however, the specific securities have not yet been identified. When-issued securities represent

commitments to purchase or sell securities authorized for issuance but not yet issued. Delayed delivery transactions involve deferral of the settlement date to some point in the future as agreed upon by both buyer and seller.

The timing of cash receipts and payments on these financial instruments is determined by contractual agreement. The fair values associated with these instruments can vary depending upon movements in the price of an underlying asset or index. However, the measure of market risks associated with these instruments is meaningful only when all offsetting related transactions are identified.

The contractual or notional amounts noted above reflect the volume of activity and do not reflect the amounts at risk. The amounts at risk are generally limited to the unrealized gains on the instruments and will vary based upon changes in fair value.

The fair value of financial derivative assets and liabilities at December 31, 2001 and the average fair value balance, based on quarter-end balances, during 2001 are as follows:

	Fair value	Average fair value
Assets		
When-issued, TBA securities and delayed delivery transactions	$ 5,000	$ 67,000
Liabilities		
When-issued, TBA securities and delayed delivery transactions	1,000	46,000

10. Risk Management

Outlined below are risk management policies adhered to by JPMST.

In the ordinary conduct of business, the Company manages a variety of risks. Market risk, credit risk, and operational risk are chief among them. The Company identifies, measures and monitors risk through various control mechanisms, including the establishment of position limits and diversifying exposures and activities across a variety of instruments, markets and clients. New businesses and material changes to existing businesses are subjected to reviews to assure management that significant risks are identified and appropriate control procedures are in place.

Market risk is the risk of loss relating to the change in value of a financial instrument or a portfolio due to changes in the value of market variables, such as interest rates, credit spreads and equity and commodity prices. Procedures are in place to identify, measure, monitor and control market risk. The Company mitigates market risk through a series of limits, which are used to align corporate risk appetite with risk taking activities. Value-at-Risk (VAR) limits and stress-loss advisory limits are approved by the Risk Management Committee and reviewed by the Board of Directors of JPMC. VAR limits apply at the aggregate corporate and business unit levels. VAR is a measure of the dollar amount of potential loss from adverse market moves in an everyday market environment, at the 99% confidence level. The VAR methodology is a statistical measure based on historical simulation. Stress testing discloses market risk under plausible events in abnormal markets. Diagnostic information is used to continually evaluate the reasonableness of the VAR model, including daily "back testing" of VAR against actual financial results. Stress test methodology is designed to capture the decreased liquidity that frequently accompanies abnormal markets and results in a conservative stress loss estimate. These methodologies are discussed in greater detail in the 2001 Annual Report of J.P. Morgan Chase & Co.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include corporations and domestic financial institutions. Credit risk arises from the possibility that counterparties may default on their obligations to the firm. These obligations arise from participation in payment and securities settlement transactions on the Company's behalf and as agent for clients. The Company manages credit risk on an individual transaction, counterparty level and portfolio basis. The Company attempts to limit its credit risk associated with all transactions by dealing with creditworthy counterparties. Credit risk is further reduced as a result of most transactions being settled on a delivery versus payment basis.

Operational risk is the risk of loss resulting from inadequate or failed processes or systems, human factors or external events. The Company attempts to mitigate operational risk by maintaining a comprehensive system of internal controls. This includes the establishment of systems and procedures to monitor transactions, positions and documentation. These procedures include the segregation of duties in trading, clearing and settlement functions and the preparation of reconciliations to ensure that transactions and accounts are properly supported.

Legal risk arises from the uncertainty of the enforceability, through legal and judicial processes, of the obligations of the Company's clients and counterparties. The Company seeks to remove or minimize such uncertainties through continuous consultation with internal and external legal advisers to analyze and understand the nature of legal risk and to improve documentation.

11. Estimated Fair Value of Financial Instruments

As a registered broker-dealer, the Company's securities owned and securities sold not yet purchased (including valuation gains and losses on when-issued, TBA securities and delayed delivery transactions) are carried at market value.

Management estimates that the aggregate net fair value of all other financial assets and liabilities recognized on the Statement of Financial Condition approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing.

12. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital (both as defined by the SEC) shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $72,845,983 which was $70,533,239 in excess of the SEC requirement. The Company's aggregate indebtedness to net capital ratio was .34 to 1 at December 31, 2001.

13. Subordinated Liabilities

The Company had no subordinated liabilities at any time during the year ended December 31, 2001. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2001.

14. Restructuring Expenses

During 2001, in connection with the merger of heritage J.P. Morgan and heritage Chase and other company initiatives, the Company recorded a restructuring charge related to severance expense. As of December 31, 2001, the unpaid balance of these expenses of $1,000,433 is included in accounts payable on the statement of financial condition.